         SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No. 4)*


            UNION TEXAS PERTOLEUM HOLDINGS, INC.
                      (Name of Issuer)

                           COMMON
               (Title of Class of Securities)

                         908640105
                         (CUSIP Number)


     Check the following box if a fee is being paid with this statement


     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                          Page 1 of 10 Pages

 ________________________________________________________________

                                   13G

CUSIP NO. 908640105                      PAGE 2 OF 10 PAGES
______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     OPPENHEIMER GROUP, INC.
     I.R.S. NO. 13-3331657
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                                                  (b)  X
______________________________________________________________
3    SEC USE ONLY

______________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________
NUMBER OF 5    SOLE VOTING POWER

SHARE          0
               _______________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            9,304,323
               _______________________________________________
EACH      7    SOLE DISPOSITIVE POWER

REPORTING           0
               _______________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                9,304,323
 ______________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                   9,304,323
______________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
______________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    10.62%
______________________________________________________________
12   TYPE OF REPORTING PERSON

     HC
______________________________________________________________

______________________________________________________________

                             13G

CUSIP NO.908640105                  PAGE 3 OF 10 PAGES

______________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    OPPENHEIMER CAPITAL
    I.R.S. NO. 13-3413767
_____________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)
                                             (b)  X
_____________________________________________________________
3   SEC USE ONLY
______________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
______________________________________________________________
NUMBER OF   5   SOLE VOTING POWER

SHARE           0
               _______________________________________________
BENEFICIALLY6   SHARED VOTING POWER

OWNED BY        9,217,159
            _______________________________________________
EACH        7   SOLE DISPOSITIVE POWER

REPORTING       0
               _______________________________________________
PERSON      8   SHARED DISPOSITIVE POWER

WITH               9,217,159
______________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                   9,217,159
______________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
______________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    10.52%
______________________________________________________________
12  TYPE OF REPORTING PERSON

    IA
______________________________________________________________

                                     Page 4 of 10 Pages
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        Schedule 13G
          Under the Securities Exchange Act of 1934

Check the following box if a fee is being paid with this Statement


Item 1(b)   Name of Issuer:

            UNION TEXAS PETROLEUM HOLDINGS, INC.

Item 1(b)   Address of Issuer's Principal Executive  Offices:

               1330 Post Oak Blvd. 77056, Houston, TX 77252

Item 2(a)   Name of Person Filing:

            Oppenheimer Group, Inc.

Item 2(b)   Address of Principal Business Office:

            Oppenheimer Tower, World Financial Center
            New York, New York 10281

Item 2(c)   Citizenship:

            Inapplicable

Item 2(d)      Title of Class of Securities:

            Common

Item 2(e)   CUSIP Number:9086440105
Item 3(g)   ____X____Parent Holding Company, in accordance with
            Section 240.13d - 1(b)(1)(ii)(G)
                See Exhibit I hereto

Item 4(a)   Amount Beneficially Owned:

            Oppenheimer Group, Inc.      - 9,304,323 *

Item 4(b)   Percent of Class:

            Oppenheimer Group, Inc.      - 10.62% *


* Includes amount beneficially owned by Oppenheimer Capital as disclosed on Page 3 hereof.

                                         Page 5 of 10 Pages
Item 4(c)(i)Sole Power to Vote or to direct the vote -
                Oppenheimer Group, Inc.   -            0


Item 4(c)(ii)Shared power to vote or to direct the vote -
                Oppenheimer Group, Inc.   - 9,304,323 *

Item 4(c)(iii)Sole power to dispose or to direct the disposition of -
                Oppenheimer Group, Inc.   -            0

Item 4(c)(iv)Shared power to dispose or to direct the disposition of -
                Oppenheimer Group, Inc.   - 9,304,323  *

Item 5      Ownership to Five Percent or Less of a Class:
                Inapplicable

Item 6      Ownership of More than Five Percent on Behalf of
                Another Person:

                See Exhibit A hereto

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
            Holding Company:

                See Exhibit II hereto

Item 8      Identification and Classification of Members of the Group:
                Inapplicable

Item 9      Notice of Dissolution of Group:
                Inapplicable

Item 10     Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          February 1, 1996

Signature:      By:  /s/ Robert I. Kleinberg

Name/Title:         Robert I. Kleinberg, Vice President/Secretary

* Includes amount beneficially owned by Oppenheimer Capital as disclosed on Page 3 hereof.

                                   Page 6 of 10 Pages



                     EXHIBIT A


    The Managing General Partner of Oppenheimer Capital, a registered investment adviser, and certain persons to whom it has delegated the authority, have the power on behalf of Oppenheimer Capital to direct the use of dividends or proceeds of sale of more than five (5%) percent of such securities as disclosed on Page 3 hereof. The Board of Directors, certain officers and other employees of Oppenheimer & Co., Inc., a registered broker-dealer, have the power to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities.





MIK8-exhibit.A/2



PAGE

                                     Page 7 of 10 pages
                         EXHIBIT I

Oppenheimer Group, Inc. ("Oppenheimer Group") is a holding company which owns directly and indirectly a variety of subsidiary companies ("Subsidiaries") including the companies identified on the exhibit to this
Schedule 13G engaged in various aspects of the financial services business. 83.39% of the issued and outstanding Common Stock of Oppenheimer Group is owned by Oppenheimer & Co., L.P., ("Oppenheimer LP"), a limited partnership formed by the management of Oppenheimer. The general and limited partnership interests in Oppenheimer LP are owned by employees of Oppenheimer & Co., Inc. ("Opco") and its affiliates and include the executive officers of Opco. 16.61% of Group's capital stock has been issued to certain Oppenheimer LP warrantholders upon presentation for exercise of warrants issued to various investors in Oppenheimer LP's 1986 Private Placement. Opco, an indirect wholly-owned subsidiary of Oppenheimer Group, is a diversified investment banking and securities firm. Oppenheimer Financial Corp., a wholly-owned subsidiary of Oppenheimer Group, is the sole general partner of Oppenheimer Capital, L.P. ("Opcap LP"), a limited partnership which owns a majority interest in Oppenheimer Capital general partnership, which carries on an investment advisory business activity directly and through certain investment advisory companies one of which serves as advisor to a group of mutual funds.
The amendment to Schedule 13G is being filed by Oppenheimer Group as a parent holding company pursuant to the provisions of Rule 13(d) - (1) (b) on behalf of Oppenheimer LP and the Subsidiaries and/or certain investment advisory clients or discretionary accounts of the Subsidiaries and relating to their collective beneficial ownership of shares of common stock of the Issuer.
PAGE

                                               Page 8 of 10 Pages

Management of the affairs of Oppenheimer Group, the Subsidiaries and of certain advisory clients including decisions respecting dispositions and/or voting of the shares of the common stock of the Issuer resides in respective officers and directors of the Subsidiaries and is not directed by Oppenheimer Group or Oppenheimer LP.

Accordingly, the filing of this amendment to Schedule 13G by Oppenheimer Group is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by Oppenheimer Group, Oppenheimer LP or any intermediary company of the shares of the common stock of the Issuer owned by such Subsidiaries or investment advisory clients of investment advisory clients, such beneficial ownership or attribution or shared voting or dispositive power being disclaimed.



MIK8-EXHIBIT.I95
PAGE

                                                 Page 9 of 10 Pages
                            EXHIBIT II

  The Parent Holding Company is filing on behalf of Oppenheimer Financial Corp., Oppenheimer Equities, Inc. and Oppenheimer Holdings, Inc. which would be classified as Item 3(g), Oppenheimer & Co., Inc. which would be classified as Item 3(a), and Oppenheimer Capital which would be classified as Item 3(e).






  MIK8-EX-IIB

                                           Page 10 of 10 Pages



                    EXHIBIT III


  The undersigned hereby acknowledges and agrees that a report on Schedule 13G being filed by Oppenheimer Group, Inc. on or about the date hereof, relating to the common stock of Union Texas Petroleum Holdings, Inc. is filed on behalf of the undersigned.



  DATED:  February 1, 1996



                                  OPPENHEIMER CAPITAL


                             BY: /s/ Robert I. Kleinberg
                                 Robert I. Kleinberg
                                 Vice President & Secretary of
                                 Oppenheimer Financial Corp.,
                                 The Managing General Partner.




MIK8-UNION-TX.196